SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Cloudera, Inc.
(Name of Issuer)

Common Stock, par value $0.00005 per share
(Title of Class of Securities)

18914U100
 (CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Capital LP
16690 Collins Avenue, Suite PH-1
Sunny Isles Beach, FL 33160
(305) 422-4000
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 18914U100

1. NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 21,787,704

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 21,787,704

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 21,787,704

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.38%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 18914U100

1. NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 21,787,704

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 21,787,704

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 21,787,704

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.38%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 18914U100

1. NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 30,539,687

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 30,539,687

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 30,539,687

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  10.35%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 18914U100

1. NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 30,539,687

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 30,539,687

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 30,539,687

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 10.35%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 18914U100

1. NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 52,327,391

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 52,327,391

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 52,327,391

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.73%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 18914U100

1. NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 52,327,391

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 52,327,391

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 52,327,391

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.73%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 18914U100

1. NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 52,327,391

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 52,327,391

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 52,327,391

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.73%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 18914U100

1. NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 52,327,391

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 52,327,391

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 52,327,391

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.73%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 18914U100

1. NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 52,327,391

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 52,327,391

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 52,327,391

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.73%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 18914U100

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 52,327,391

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 52,327,391

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 52,327,391

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.73%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

This statement constitutes Amendment No. 7 to the Schedule 13D relating to the shares of common stock, $0.00005 par value per share (“Shares”), issued by Cloudera, Inc. (the “Issuer”), and hereby amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed with the Securities and Exchange Commission on August 1, 2019 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 52,327,391 Shares, representing approximately 17.73% of the Issuer's outstanding Shares (based upon the 295,190,516 Shares stated to be outstanding at February 28, 2020 by the Issuer in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2020).

(b) Icahn Master has sole voting power and sole dispositive power with regard to 21,787,704  Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 30,539,687 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Item 5(c) of the Schedule 13D is hereby amended by adding the following:

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons and not previously reported on Schedule 13D. Except as otherwise noted below, all such transactions were sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Icahn Partners LP	04/09/2020	(311,698)	$8.44
Icahn Partners LP	04/13/2020	(334,240)	$8.14
Icahn Partners LP	04/14/2020	(844,999)	$8.05

Icahn Partners Master Fund LP	04/09/2020	(135,593)	$8.44
Icahn Partners Master Fund LP	04/13/2020	(238,455)	$8.14
Icahn Partners Master Fund LP	04/14/2020	(602,842)	$8.05

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2020

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 7 to Schedule 13D – Cloudera, Inc.]